ArcelorMittal 6-K

Exhibit 99.1

press release

ArcelorMittal invests $36 million in steel decarbonisation disruptor Boston Metal

Largest initial investment to date through XCarb® Innovation Fund

27 January 2023, 08:00 CET

ArcelorMittal (the ‘Company’) today announces it has invested $36 million in Boston Metal. The transaction is the Company’s largest single initial investment to date through its XCarb® Innovation Fund. The fund, launched in March 2021, targets investing in the best and brightest technologies that hold the potential to play a meaningful role in the decarbonisation of the steel industry, a process ArcelorMittal intends to lead.

ArcelorMittal’s investment has led a $120 million Series C fundraising round undertaken by Boston Metal. Other participants in the round include Microsoft’s Climate Innovation Fund and SiteGround Capital, who join Boston Metal’s existing shareholder register which features the likes of Breakthrough Energy Ventures, mining majors Vale and BHP, BMW i Ventures and several cleantech venture capital funds.

Founded in 2013, Boston Metal is developing and commercialising a patented Molten Oxide Electrolysis (MOE) platform for decarbonising primary steelmaking. MOE uses electricity to produce molten steel through a direct, one-step process. The MOE cell is capable of processing a wide range of iron ore grades through high temperature electrolysis, producing relatively impurity-free liquid steel with no accompanying CO2  emissions. As a fully customisable steel manufacturing solution, the modular MOE cells can be scaled until desired production capacity is reached. Boston Metal has raised over $200 million in three fundraising rounds and grown from a team of eight employees in 2018 to over 100 today. It is targeting commercialisation of its technology by 2026.

Commenting, Aditya Mittal, CEO, ArcelorMittal, said:

“In Boston Metal, we are investing in a team that has made impressive progress over a relatively short period of time, developing a technology that has exciting potential to revolutionise steelmaking. In our extensive discussions with them, we have been impressed by the passion and vision they have to contribute to the decarbonisation of steelmaking. They are an exciting and welcome addition to the XCarb® Innovation Fund’s portfolio.”

Tadeu Carneiro, Chairman and CEO, Boston Metal, added:

“We believe we have the experienced team, strong financial backing, and the innovative technology required to disrupt the industry. ArcelorMittal’s support further reinforces our capacity to lead the green steel revolution.”

Since its launch ArcelorMittal’s XCarb® Innovation Fund has now committed to investments in six companies covering a range of decarbonisation technologies – renewable energy, long-term battery storage, carbon capture and re-use, hydrogen electrolysis, nuclear energy and now direct electrolysis. The Fund is also an anchor partner in Breakthrough Energy’s Catalyst program, having committed to investing $100 million over a five-year period. For more information on the Fund go to https://corporate.arcelormittal.com/climate-action/xcarb/xcarb-innovation-fund.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com